FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of September 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)


                     Disclosure of Directors Details

This announcement is made further to the announcement made on 29 August 2003 announcing Mr. Andreas Barth's appointment as a non-executive director of COLT Telecom Group plc.

In accordance with Chapter 16 of the Listing Rules the following details are disclosed. Mr. Andreas Barth is currently a senior advisor to General Atlantic Partners, a private equity investment firm, Chairman of the board of BOG Management GmbH and a member of the supervisory board of TDS Informationstechnologie AG. From 1991 to 1999 he was Senior Vice President and General Manager Europe, Middle East and Africa with Compaq Computer Corporation and had previously held management positions at Thomson-CSF, Texas Instruments and Ford.

Mr. Barth was a director of IXOS AG, a software company based in Munich between 1997 to 1998. He was also chairman of the supervisory boards of Netembassy AG and Syntion AG both internet start-up companies based in Munich, resigning in 2001 and 2002 respectively.

He has held no other directorships in any other publicly quoted Company at any time in the previous five years and there is no further information to be disclosed in relation to paragraph 6. F. 2(b) to (g).

ABOUT COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT has over 17,000 network services and eBusiness customers. The company owns an integrated 20,000 kilometre network that directly connects over 9,000 buildings in 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Internet Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ (COLT). Information about COLT and its products and services can be found on the web at www.colt.net.

CONTACT

John Doherty

Director Investor Relations
Tel: +44 20 7390 3681
Email: jdoherty@colt-telecom.com






                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 11 September 2003                              COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary